CALCULATION OF REGISTRATION FEE

	Maximum Aggregate	Amount of Registration
Title of Each Class of Securities Offered	Offering Price	Fee[1]

Performance Leveraged Upside Securities (“PLUS SM”)	$8,400,000	$898.80

(1) Pursuant to Rule 457(p) under the Securities Act of 1933, filing fees of $2,652,225.08 have already been paid with respect to unsold securities that were previously registered pursuant to a Registration Statement on Form S-3 (No. 333-129243) filed by Morgan Stanley on October 25, 2005 and have been carried forward. The $898.80 fee with respect to the $8,400,000 PLUS sold pursuant to this registration statement is partially offset against those filing fees and partially offset against the unused $60.35 portion of the filing fee paid in connection with Amendment No. 1 to Pricing Supplement No. 68 to Registration Statement No. 333-131266, filed by Morgan Stanley under Rule 424(b)(2) on August 23, 2006. As a result, $823,136.89 remains available for future registration fees. No additional fee has been paid with respect to this offering.

PROSPECTUS Dated January 25, 2006	Pricing Supplement No. 94
PROSPECTUS SUPPLEMENT	Registration Statement No. 333-131266
for PLUS	Dated August 23, 2006
Dated February 21, 2006	Rule 424(b)(2)

GLOBAL MEDIUM-TERM NOTES, SERIES F Senior Fixed Rate Notes

PLUS due February 20, 2008 Mandatorily Exchangeable for an Amount Payable in U.S. Dollars Based on the Value of the AMEX Defense Index Performance Leveraged Upside SecuritiesSM (“PLUSSM”)

The PLUS offered are senior unsecured obligations of Morgan Stanley, will pay no interest, do not guarantee any return of principal at maturity and have the terms described in the prospectus supplement for PLUS and the prospectus, as supplemented or modified by this pricing supplement. At maturity you will receive for each $10 principal amount of PLUS that you hold an amount in cash that may be more or less than the principal amount based upon the closing value of the AMEX Defense Index at maturity.

Final Terms:
Underlying index:	AMEX Defense Index (“DFI”)
Underlying index publisher:	American Stock Exchange, LLC (“AMEX”)
Aggregate principal amount:	$8,400,000
Pricing date:	August 23, 2006
Original issue date:	August 30, 2006, which is the fifth trading day following the pricing date
Maturity date:	February 20, 2008
Original issue price:	$10 per PLUS
Interest rate:	None
Denominations:	$10 and integral multiples thereof
Bull market or bear market PLUS:	Bull market PLUS
Payment at maturity:	An amount of cash per PLUS equal to:
•	if the final index value is greater than the initial index value, $10 plus the leveraged upside payment, subject to a maximum payment at maturity; or
•	if the final index value is less than or equal to the initial index value, $10 times the index performance factor, which will be less than or equal to 1.0.
Leveraged upside payment:	The product of (i) $10 and (ii) the leverage factor and (iii) the index percent increase
Leverage factor:	200%
Index percent increase:	A fraction, the numerator of which is the final index value minus the initial index value and the denominator of which is the initial index value
Initial index value:	1,091.69, the index closing value on the pricing date
Final index value:	The index closing value of the underlying index on the index valuation date
Index performance factor:	A fraction, the numerator of which is the final index value and the denominator of which is the initial index value
Index valuation date:	February 15, 2008, subject to adjustment for certain market disruption events
Maximum payment at maturity:	$11.70 per PLUS
Listing:	The PLUS will not be listed on any securities exchange.
CUSIP:	61747S710

The PLUS involve risks not associated with an investment in ordinary debt securities. See “Risk Factors” beginning on PS-6. The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities, or determined if this pricing supplement or the accompanying prospectus supplement and prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Price to Public	Agent’s Commissions(1)	Proceeds to Company

Per PLUS	$10.00	$0.20	$9.80
Total	$8,400,000	$168,000	$8,232,000
(1) For additional information, see “Plan of Distribution” in the prospectus supplement for PLUS.

MORGAN STANLEY

Where You Can Find More Information

     Morgan Stanley has filed a registration statement (including a prospectus, as supplemented by a prospectus supplement for PLUS) with the Securities and Exchange Commission, or SEC, for the offering to which this pricing supplement relates. Before you invest, you should read the prospectus in that registration statement, the prospectus supplement for PLUS and any other documents relating to this offering that Morgan Stanley has filed with the SEC for more complete information about Morgan Stanley and this offering. You may get these documents without cost by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, Morgan Stanley will arrange to send you the prospectus and the prospectus supplement for PLUS if you so request by calling toll-free 800-584-6837.

     You may access these documents on the SEC web site at www.sec.gov as follows:

  Prospectus Supplement for PLUS dated February 21, 2006:
  http://www.sec.gov/Archives/edgar/data/895421/000095010306000371/feb2106_424b2-plus.htm
  Prospectus dated January 25, 2006:
  http://www.sec.gov/Archives/edgar/data/895421/000095010306000145/jan2506_424b2.txt

     Terms used in this pricing supplement are defined in the prospectus supplement for PLUS or in the prospectus. As used in this pricing supplement, the “Company,” “we,” “us,” and “our” refer to Morgan Stanley.

“Performance Leveraged Upside Securities” and “PLUS” are our service marks.

Your Return on the PLUS

     No guaranteed return of principal; no interest. Unlike ordinary debt securities, the PLUS do not pay interest and do not guarantee any return of principal at maturity. If the final index value is less than the initial index value, we will pay to you an amount in cash per PLUS that is less than the $10 issue price of each PLUS by an amount proportionate to the decrease in the value of the underlying index. The PLUS are not callable prior to maturity.

     Payment at maturity. At maturity, you will receive for each $10 principal amount of PLUS that you hold an amount in cash based upon the value of the underlying index, determined as follows:

  If the final index value is greater than the initial index value, you will receive for each $10 principal amount of PLUS that you hold a payment at maturity equal to:

          $10      +      leveraged upside payment,

        subject to a maximum payment at maturity of $11.70, or 117% of the issue price,

        where,

          leveraged upside payment   =   ($10   ×   200%   ×   index percent increase)

        and

final index value initial index value
index percent increase	=
initial index value
  If the final index value is less than or equal to the initial index value, you will receive for each $10 principal amount of PLUS that you hold a payment at maturity equal to:
        $10   ×   index performance factor

          where,

final index value
index performance factor	=
initial index value

        Because the index performance factor will be less than or equal to 1.0, this payment will be less than or equal to $10.

        Investing in the PLUS is not equivalent to investing in the underlying index or its component stocks.

     Postponement of maturity date. If the scheduled index valuation date is postponed, because that day is not a trading day or a market disruption event occurs on that day, and the postponed index valuation date is less than two trading days prior to the scheduled maturity date, the maturity date will be the second trading day following the index valuation date as postponed.

Hypothetical Payouts on the PLUS at Maturity

     For each PLUS, the following graph illustrates the payment at maturity on the PLUS for a range of hypothetical percentage changes in the index. The PLUS Zone illustrates the leveraging effect of the leverage factor taking into account the maximum payment at maturity. The graph is based on the following terms:

•	Issue price per PLUS:	$10

•	Initial index value:	1,091.69

•	Leverage factor:	200%

•	Maximum payment at maturity:	$11.70 (117% of the issue price)

     Where the final index value is greater than the initial index value, the payment at maturity on the PLUS reflected in the graph below is greater than the $10 principal amount per PLUS, but in all cases is subject to the maximum payment at maturity. Where the final index value is less than or equal to the initial index value, the payment at maturity on the PLUS reflected in the graph below is less than the $10 principal amount per PLUS.

     You will realize the maximum payment at maturity at a final index value of approximately 108.5% of the initial index value, or approximately 1,184.48. In addition, you will not share in the performance of the index at final index values above 117% of the initial index value, or approximately 1,277.28. The graph does not show every situation that may occur.

The Underlying Index
The PLUS
$11.70 Maximum Payment at Maturity
PLUS Zone
$10.00 Issue Price
$12.00
$11.50
$11.00
$10.50
$10.00
$9.50
$9.00
$8.50
$8.00
-20%
-15%
-10%
-5%
0%
5%
10%
15%
20%
8.5%
17%
Payment at Maturity on the PLUS
Percentage Change in Final Index Value

The Underlying Index

     For a description of the underlying index, including information on our license agreement with the underlying index publisher and a table that sets forth the published high, low and quarter-end index values in the period from September 21, 2001 through August 23, 2006, see “Annex A—The Underlying Index.”

Use of Proceeds and Hedging

     The net proceeds we receive from the sale of the PLUS will be used for general corporate purposes and, in part, in connection with hedging our obligations under the PLUS through one or more of our subsidiaries.

     On or prior to the date of this pricing supplement, we, through our subsidiaries or others, hedged our anticipated exposure in connection with the PLUS by taking positions in the stocks comprising the underlying index and in options contracts on the underlying index. Such purchase activity could have increased the value of the underlying index, and therefore the value at which the underlying index must close on the index valuation date before you would receive at maturity a payment that exceeds the principal amount of the PLUS. For further information on our use of proceeds and hedging, see “Use of Proceeds and Hedging” in the prospectus supplement for PLUS.

Risk Factors

     The PLUS involve risks not associated with conventional debt securities, some of which are briefly summarized below:

     PLUS do not pay interest or guarantee return of principal. If the final index value is less than the initial index value, you will receive an amount in cash that is less than the $10 issue price of each PLUS by an amount proportionate to the decrease in the value of the underlying index and will lose money on your investment.

     Your appreciation potential is limited. The appreciation potential of the PLUS is limited by the maximum payment at maturity of $11.70, or 117% of the issue price. Although the leverage factor provides 200% exposure to any increase in the value of the underlying index at maturity, because the payment at maturity will be limited to 117% of the issue price for each PLUS, the percentage exposure provided by the leverage factor is progressively reduced as the final index value exceeds approximately 108.5% of the initial index value.

     Secondary trading may be limited. There may be little or no secondary market for the PLUS. You should be willing to hold your PLUS to maturity.

     Market price of the PLUS will be influenced by many unpredictable factors. Several factors, many of which are beyond our control, will influence the value of the PLUS in the secondary market and the price at which MS & Co. may be willing to purchase or sell the PLUS in the secondary market, including: the value of the underlying index at any time and on the determination date, the volatility of the underlying index, interest and yield rates in the market, geopolitical conditions and economic, financial, political and regulatory or judicial events, the time remaining to the maturity of the PLUS, the dividend rate on the stocks comprising the underlying index and our creditworthiness.

     The inclusion of commissions and projected profit from hedging in the original issue price is likely to adversely affect secondary market prices. Assuming no change in market conditions or any other relevant factors, the price, if any, at which MS & Co. is willing to purchase PLUS in secondary market transactions will likely be lower than the original issue price, since the original issue price included, and secondary market prices are likely to exclude, commissions paid with respect to the PLUS, as well as the projected profit included in the cost of hedging our obligations under the PLUS. In addition, any such prices may differ from values determined by pricing models used by MS & Co., as a result of dealer discounts, mark-ups or other transaction costs.

     There are risks associated with a sector investment. The performance of the PLUS is dependent upon the performance of 14 issuers in a particular sector of the economy—namely, the defense industry. Consequently, the value of the PLUS may be subject to greater volatility and be more adversely affected by a single economic, political or regulatory occurrence than an investment in a more broadly diversified index or group of issuers.

     Adjustments to the underlying index could adversely affect the value of the PLUS. The underlying index publisher may discontinue or suspend calculation or publication of the underlying index at any time. In these circumstances, MS & Co., as the calculation agent, will have the sole discretion to substitute a successor index that is comparable to the discontinued underlying index and is not precluded from considering indices that are calculated and published by MS & Co. or any of its affiliates.

     The economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests. The hedging or trading activities of our affiliates on or prior to the pricing date and on the index valuation date could adversely affect the value of the underlying index and, as a result, could decrease the amount you may receive on the PLUS at maturity. Any of these hedging or trading activities on or prior to the pricing date could have affected the initial index value and, therefore, have increased the value at which the underlying index must close on the index valuation date before you receive a payment at maturity that exceeds the principal amount of the PLUS. Additionally, such hedging or trading activities during the term of the PLUS could potentially affect the value of the underlying index on the index valuation date and, accordingly, the amount of cash you will receive at maturity.

     Investing in the PLUS is not equivalent to investing in the underlying index. Investing in the PLUS is not equivalent to investing in the underlying index or its component stocks. As an investor in the PLUS, you will not have voting rights or rights to receive dividends or other distributions or any other rights with respect to the stocks that comprise the underlying index.

     Although we believe that the PLUS should be treated as a single financial contract that is an “open transaction” for U.S. federal income tax purposes, there is uncertainty regarding the U.S. federal income tax consequences of an investment in the PLUS. See the section called “United States Federal Income Taxation” below.

     For further discussion of these and other risks you should read the section entitled “Risk Factors” beginning on S-11 of the prospectus supplement for PLUS. We also urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the PLUS.

ERISA

See “ERISA” in the prospectus supplement for PLUS.

United States Federal Income Taxation

     Although the U.S. federal income tax consequences of an investment in the PLUS are uncertain, the PLUS should be treated as a single financial contract that is an “open transaction” for U.S. federal income tax purposes.

     Please read the discussion under “United States Federal Taxation” in the accompanying prospectus supplement concerning the U.S. federal income tax consequences of investing in the PLUS. If the Internal Revenue Service (the “IRS”) were successful in asserting an alternative characterization for the PLUS, the timing and character of income on the PLUS might differ. We do not plan to request a ruling from the IRS regarding the tax treatment of the PLUS, and the IRS or a court may not agree with the tax treatment described in this pricing supplement and the prospectus supplement for PLUS.

     You are urged to consult your own tax advisors regarding all aspects of the U.S. federal tax consequences of investing in the PLUS, as well as any tax consequences arising under the laws of any state, local or foreign taxing jurisdiction.

ANNEX A

The Underlying Index

     The AMEX Defense Index. The Amex Defense Index is an equal-dollar weighted index of companies involved in the defense industry. The index was designed to represent a cross section of widely held, highly capitalized companies involved in providing systems, equipment and services to the United States government and its allies for the purpose of supporting military, defense and intelligence efforts. The index was established on September 21, 2001 with a benchmark value of 500.00. Adjustments are made quarterly after the close of trading on the third Friday of March, June, September and December so that each component stock continues to represent approximately equal weight in the index. The value of the index is published every 15 seconds through the Consolidated Tape Association’s Network B under the ticker symbol “DFI”. As of August 23, 2006, the common stocks included in the index and their respective ticker symbols were as follows: Lockheed Martin Corporation (“LMT”), Northrop Grumman Corporation (“NOC”), General Dynamics Corporation (“GD”), Alliant Techsystems Inc. (“ATK”), Raytheon Company (“RTN”), FLIR Systems, Inc. (“FLIR”), Rockwell Collins, Inc. (“COL”), Armor Holdings, Inc. (“AH”), Goodrich Corporation (“GR”), United Industrial Corporation (“UIC”), The Boeing Company (“BA”), L-3 Communications Holdings, Inc. (“LLL”), Edo Corporation (“EDO”) and DRS Technologies, Inc. (“DRS”).

   Computation of the AMEX Defense Index

     The index is calculated using an equal-dollar weighting methodology. The index has a scheduled quarterly rebalance after the close of trading on the third Friday of March, June, September and December so that each of its component securities is represented in approximate equal dollar value.

     Every quarter after the close of trading on the third Friday of March, June, September and December, the index portfolio is adjusted by changing the number of shares of each component stock so that each one again represents an approximate equal weight in the index. The newly adjusted portfolio becomes the basis for the index’s value effective on the first trading day following the quarterly adjustments. If necessary, a divisor adjustment is made to ensure continuity of the index’s value.

     Modifications to the Common Stocks Underlying the AMEX Defense Index

     AMEX has, and may at any time, change the number or assigned weighting of the component stocks by adding or deleting one or more component stocks, or replace one or more component stocks with one or more substitute stocks of its choice, if in AMEX’s discretion such addition, deletion or substitution is necessary or appropriate to maintain the quality and/or character of the index. However, in order to reduce turnover in the index, the AMEX generally attempts to combine additions and deletions to the index with a scheduled rebalancing.

     The index is calculated and maintained by AMEX. AMEX may change the composition of the index at any time to reflect the conditions of the defense industry and to ensure that the component stocks continue to represent the defense industry companies.

     The number of shares of each component stock in the index portfolio remain fixed between quarterly reviews, except in the event of certain types of corporate actions such as the payment of a dividend, other than an ordinary cash dividend, stock distribution, stock split, reverse stock split, rights offering, or a distribution, reorganization, recapitalization, or some such similar event with respect to a component stock. When the index is adjusted between quarterly reviews for such events, the number of shares of the relevant component stock will be adjusted, to the nearest whole share, to maintain the component stock’s relative weight in the index at the level immediately prior to the corporate action. The index may also be adjusted in the event of a merger, consolidation, dissolution or liquidation of an issuer of a component stock. In the event of a stock replacement, the average dollar value of the remaining component stocks will be calculated and that amount invested in the new component stock to the nearest whole share.

     We have obtained all information contained in this pricing supplement regarding the index, including, without limitation, its make-up, method of calculation and changes in its components, from publicly available information. That information reflects the policies of, and is subject to change by, the AMEX. The AMEX has no obligation to continue to publish, and may discontinue publication of the underlying index at any time. We make no representation or warranty as to the accuracy or completeness of such information.

     License Agreement. The AMEX and Morgan Stanley have entered into a non-exclusive license agreement providing for the license to Morgan Stanley, and certain of its affiliated or subsidiary companies, in exchange for a fee, of the right to use the AMEX Defense Index, which is owned and published by the AMEX, in connection with securities, including the PLUS.

     The license agreement between the AMEX and Morgan Stanley provides that the following language must be set forth in this pricing supplement:

     The AMEX Defense Index (DFI) (“Index”) is sponsored by, and is a service mark of, the American Stock Exchange LLC (the “Exchange”). The Index is being used with the permission of the Exchange.

     The American Stock Exchange LLC (the “Exchange”) in no way sponsors, endorses or is otherwise involved in the transactions specified and described in this document (the “Transaction”) and the Exchange disclaims any liability to any party for any inaccuracy in the data on which the AMEX Defense Index (DFI) (“Index”) is based, for any mistakes, errors, or omissions in the calculation and/or dissemination of the Index, or for the manner in which it is applied in connection with the Transaction.

     “AMEX Defense Index (DFI)” is a service mark of AMEX.

     Historical Information. The following table sets forth the published high and low index closing values, as well as end-of-quarter index closing values, of the underlying index for each quarter in the period from September 21, 2001 through August 23, 2006. The index closing value on August 23, 2006 was 1,091.69. We obtained the information in the table below from Bloomberg Financial Markets, without independent verification. The historical values of the underlying index should not be taken as an indication of future performance, and no assurance can be given as to the level of the underlying index on the index valuation date. The payment of dividends on the stocks that comprise the underlying index are not reflected in the level of the index and, therefore, have no effect on the calculation of the payment at maturity.

AMEX Defense Index	High	Low	Period End

2001
Third Quarter	533.28	500.00	533.28
Fourth Quarter	584.27	498.79	533.52
2002
First Quarter	636.04	510.34	636.04
Second Quarter	679.37	624.34	646.74
Third Quarter	624.26	506.89	546.45
Fourth Quarter	555.86	486.68	540.19
2003
First Quarter	555.07	415.10	454.69
Second Quarter	541.70	440.29	537.51
Third Quarter	614.61	541.50	575.45
Fourth Quarter	674.04	583.86	672.87
2004
First Quarter	701.80	647.43	673.66
Second Quarter	768.16	679.33	759.34
Third Quarter	806.93	727.88	806.93
Fourth Quarter	901.14	772.80	885.15
2005
First Quarter	931.73	833.67	904.33
Second Quarter	962.95	874.45	962.95
Third Quarter	998.61	935.66	982.35
Fourth Quarter	984.47	924.39	973.79
2006
First Quarter	1,176.79	978.62	1,173.89
Second Quarter	1,209.78	1,050.65	1,080.47
Third Quarter
(through August 23, 2006)	1,102.25	1,039.20	1,091.69